Filed pursuant to Rule 424(b)(3)
File No. 333-234420

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 8, 2020
and Prospectus Supplements dated January 24, 2020, March 6, 2020, June 17, 2020, June 22, 2020, July 17, 2020, August 19, 2020, September 15, 2020, October 15, 2020, November 19, 2020 and December 18, 2020)	January 19, 2021

OFS Credit Company, Inc.
$25,000,000
Common Stock
This prospectus supplement supplements the prospectus supplement dated December 18, 2020 (the “Tenth Prospectus Supplement”), the prospectus supplement dated November 19, 2020 (the “Ninth Prospectus Supplement”), the prospectus supplement dated October 15, 2020 (the “Eighth Prospectus Supplement”), the prospectus supplement dated September 15, 2020 (the “Seventh Prospectus Supplement”), the prospectus supplement dated August 19, 2020 (the “Sixth Prospectus Supplement”), the prospectus supplement dated July 17, 2020 (the “Fifth Prospectus Supplement”), the prospectus supplement dated June 22, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated June 17, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated March 6, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated January 24, 2020 (the “First Prospectus Supplement”) and the accompanying prospectus thereto, dated January 8, 2020 (the “Base Prospectus,” together with the Tenth Prospectus Supplement, the Ninth Prospectus Supplement, the Eighth Prospectus Supplement, the Seventh Prospectus Supplement, the Sixth Prospectus Supplement, the Fifth Prospectus Supplement, the Fourth Prospectus Supplement, the Third Prospectus Supplement, the Second Prospectus Supplement, the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, with Ladenburg Thalmann & Co. Inc. The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 20 of the Base Prospectus and the “Supplementary Risk Factors” sections beginning respectively on page 3 of this prospectus supplement, on page 3 of the Ninth Prospectus Supplement and on page 5 of the Third Prospectus Supplement before investing.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to January 18, 2021, we sold a total of 173,498 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $2.8 million after deducting commissions and fees.

RECENT DEVELOPMENTS

December 2020 Financial Update

On January 19, 2021 we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of December 31, 2020 is between $13.44 and $13.54. This estimate is not a comprehensive statement of our financial condition or results for the month ended December 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share as of January 31, 2021, which will be reported in our monthly report on Form N-PORT, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after December 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this December 2020 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Appointment of Director

On January 8, 2021, the Board of Directors appointed Catherine M. Fitta as a director to fill the vacancy created by the untimely death of Robert J. Cresci on December 22, 2020. Additionally, Catherine M. Fitta was appointed to the Company's audit committee and compensation committee and as chair of the nominating and corporate governance committee.

Ms. Fitta currently serves as Principal of Burren Green, the management and technology consulting practice she established in 2015. From 2008 to 2012, Ms. Fitta served as EMEA Head, Business Planning & Technology for Barclays Global Banking Division, and from 2012 to 2015, was Global Head, Business Planning & Technology. Ms. Fitta also worked at Lehman Brothers from 2007 to 2008 as Deputy Global Head, Business Planning & Technology where she managed business and technical staff across various geographies and architected the division’s first IT Governance Council. During her tenure as Chief Integration Officer, Criminal Justice for the New York City’s Mayor’s Office from 2003 to 2007, she led strategic planning and execution for technology integration across 17 criminal justice agencies in New York City and New York State. From 2002 to 2003, Ms. Fitta also worked as a functional manager on engagements within the Public Sector & Health Care Practices at Deloitte Consulting. Since 2007, through a number of operational and consulting roles in investment banking, Ms. Fitta has gained extensive consulting, CIO and COO experience across geographies and sectors and has spear-headed an array of strategic initiatives that fueled large-scale business transformations and addressed myriad compliance, risk and regulatory matters. Ms. Fitta earned her MBA from Columbia Business School and her BA in the Classics cum laude from Harvard University. Ms. Fitta’s term as a Class II director will expire in 2023.

Ms. Fitta’s vast management experience and expertise across various sectors and industries, including financial services, qualifies her for service on our Board. Ms. Fitta is a strategist and results-oriented problem-solver whose understanding of operations, technology and risk management enhances the diverse skillset and composition of our Board.

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Ninth Prospectus Supplement, the Third Prospectus Supplement and the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Ninth Prospectus Supplement, the Third Prospectus Supplement and the Base Prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Events outside of our control, including public health crises, have negatively affected and could continue to negatively affect our CLO investments and our results of operations.

Periods of market volatility may continue to occur in response to pandemics, such as the global COVID-19 pandemic, or other events outside of our control. These types of events have adversely affected and will continue to adversely affect the Company's operating results. In December 2019, COVID-19, caused by a novel strain of the coronavirus, surfaced in Wuhan, China and continues to spread globally including in the United States. In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization. Shortly thereafter, the President of the United States declared a National Emergency throughout the United States attributable to such outbreak. The outbreak has become increasingly widespread in the United States, including in the markets in which the Company operates. This outbreak has led and for an unknown period of time will continue to lead to disruptions in local, regional, national and global markets and economies affected thereby, including a recession and a steep increase in unemployment in the United States. In addition to the COVID-19 pandemic having adverse consequences for us and our investments in CLOs and their underlying collateral, those investments and their collateral have been, and could continue to be, adversely impacted, including through quarantine measures and imposed travel restrictions. The full impact of the COVID-19 pandemic on our results of operations will depend to a large extent on future developments and new information that may emerge regarding the duration of the COVID-19 pandemic and the actions taken by authorities and other entities to contain the COVID-19 pandemic or treat its impact, all of which are beyond our control. These impacts, the duration of which remains uncertain, have and will continue to adversely affect the Company's operating results.

While several countries, as well as certain states in the United States, have begun to lift public health restrictions with the view to reopening their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere. Health advisors warn that recurring COVID-19 outbreaks will continue if reopening is pursued too soon or in the wrong manner, which may lead to the re-introduction or continuation of certain public health restrictions (such as instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues). Additionally, as of late December 2020, travelers from the United States are not allowed to visit Canada, Australia or the majority of countries in Europe, Asia, Africa and South America. These continued travel restrictions may prolong the global economic downturn.

In addition, although the Federal Food and Drug Administration authorized vaccines produced by Pfizer-BioNTech and Moderna for emergency use starting in December 2020, it remains unclear how quickly the vaccines will be distributed nationwide and globally or when “herd immunity” will be achieved and the restrictions that were imposed to slow the spread of the virus will be lifted entirely. The delay in distributing the vaccines could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets.

In addition to adverse United States domestic and global macroeconomic effects, including the adverse impacts on our investments, the COVID-19 pandemic has caused, and will continue to cause, a reduction in our ability to access capital through the capital markets, and has otherwise adversely impacted, and will continue to impact, the operation of our business. Many areas within the United States have imposed mandatory closures for businesses not deemed to be essential. These effects, individually or in the aggregate, have, and will continue to, adversely impact our business, financial condition, operating results and cash flows and such adverse impacts may be material. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially increase our costs, negatively impact our investment income and damage our results of operations and liquidity position, possibly to a significant degree. The duration of any such impacts cannot be predicted.

The United Kingdom's withdrawal from the European Union may create significant risks and uncertainty for global markets and our investments.

On January 31, 2020, the United Kingdom ended its membership in the European Union. The decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. Under the terms of the withdrawal agreement negotiated and agreed to between the United Kingdom and the European Union, the United Kingdom's departure from the European Union was followed by a transition period which ran until December 31, 2020 and during which the United Kingdom continued to apply European Union law and was treated for all material purposes as if it were still a member of the European Union. On December 24, 2020, the European Union and United Kingdom governments signed a trade deal that became provisionally effective on January 1, 2021 and that now governs the relationship between the United Kingdom and the European Union (the “Trade Agreement”). The Trade Agreement implements significant regulation around trade, transport of goods and travel restrictions between the United Kingdom and the European Union.

The longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision of the United Kingdom to withdraw from the European Union may lead to a call for similar referenda in other countries proposing withdrawal from the European Union, which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on our ability, and the ability of our portfolio companies, to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that our returns and the returns of our portfolio companies will be adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential declines in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of any of our portfolio companies located in the United Kingdom or Europe.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.
As a result of the United States presidential election, which occurred on November 3, 2020, commencing January 2021, the Democratic Party will control the executive branch of government. The Democratic Party also currently controls both the Senate and House of Representatives portions of the legislative branch of government. Changes in federal policy, including tax policies, and at regulatory agencies that occur over time through policy and personnel changes following elections, could lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

CLO investments involve complex documentation and accounting considerations.

CLOs and other structured finance securities in which we have invested and expect to invest are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher relative to other types of investments. For example, some documents governing the loans underlying our CLO investments may allow for “priming transactions,” in connection with which majority lenders or debtors can amend loan documents to the detriment of other lenders, amend loan documents in order to move collateral, or amend documents in order to facilitate capital outflow to other parties/subsidiaries in a capital structure, any of which may adversely affect the rights and security priority of the CLOs in which we are invested.
The accounting and tax implications of the CLO investments that we have made and intend to make are complicated and involve assumptions based on management’s judgment. In particular, reported earnings from CLO equity securities under U.S. generally accepted accounting principles, or “GAAP,” are recognized as an effective yield calculated from estimated total cash flows from the CLO investments over the expected holding periods of the investments, which can be as long as six to seven years. These estimated cash flows require assumptions regarding future transactions and events within the CLO entities concerning their portfolios and will be based upon the best information under the circumstances and may require significant management judgment or estimation. The principal assumptions included in these estimates include, but are not limited to, prepayment rates, interest rate margins on reinvestments, default rates, loss on default, and default recovery period within the CLO entities. If any of these assumptions prove to be inaccurate, the estimated cash flows could also be inaccurate.
GAAP earnings are based on the effective yields derived from cash flows from the CLO securities without regard to timing of income recognition for tax purposes, which may cause our GAAP earnings to diverge from our investment company taxable income and may result in the characterization of a non-taxable (i.e., return of capital) distribution from CLO investments as interest income in our financial statements. Conversely, events within the CLO, such as gains from restructuring or the prepayment of the underlying loans, which may not impact CLO cash flows, can result in taxable income without similar income recognized for GAAP earnings. These differences between accounting treatment and tax treatment of income from these investments may resolve gradually over time or may resolve through recognition of a capital gain or loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity. Additionally, under certain circumstances, we may be required to take into account income from CLO investments for tax purposes no later than such income is taken into account for GAAP purposes, which may accelerate our recognition of taxable income.
Current taxable earnings on these investments will generally not be determinable until after the end of the tax year of each individual CLO that ends within our fiscal year and the CLO sponsor provides its tax reporting to us, even though the investments will generate cash flow throughout our fiscal year. Since our income tax reporting to stockholders is on a calendar year basis, we will be required to estimate taxable earnings from these investments from October 31st, the end of our fiscal year, through December 31st. Effective execution of our distribution policy will require us to estimate taxable earnings from these investments and pay distributions to our stockholders based on these estimates. If our estimates of taxable earnings are greater than actual taxable earnings from these investments determined as of the end of the calendar year, a portion of the distributions paid during that year may be characterized as a return of capital. If our estimates of taxable earnings are lower than actual taxable earnings as of the end of the calendar year, we may incur excise taxes and/or have difficulties maintaining our tax treatment as a RIC. See “Risk Factors—Risks Related to our Business and Structure—We will be subject to corporate-level U.S. federal income tax if we are unable to maintain treatment as a RIC” in the Base Prospectus.

We and our investments are subject to interest rate risk.
Since we may incur leverage to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds.
Since the economic downturn that began in 2007, interest rates have generally remained low and are currently at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. Because longer term inflationary pressure may result from the U.S. government’s fiscal policies and other challenges, because of the relatively low interest rate environment in which we now operate, interest rates could continue to rise, rather than fall, in the future. In a rising interest rate environment, any leverage that we incur may bear a higher interest rate than may currently be available to us. There may not, however, be a corresponding increase in our investment income. Any reduction in the rate of return on new investments relative to the rate of return on our current investments, and any reduction in the rate of return on our current investments, could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions to our stockholders.

The fair value of certain of our investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, our investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect our cash flow, fair value of our assets and operating results. In the event that our interest expense were to increase relative to income, or sufficient financing became unavailable, our return on investments and cash available for distribution to stockholders or to make other payments on our securities would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.
LIBOR Floor Risk.  Because CLOs generally issue debt on a floating rate basis, an increase in LIBOR will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have LIBOR floors such that, when LIBOR is below the stated LIBOR floor, the stated LIBOR floor (rather than LIBOR itself) is used to determine the interest payable under the loans. Therefore, if LIBOR increases but stays below the average LIBOR floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario would result in smaller distributions to equity holders of a CLO. As of the date of this prospectus, due to recent increases in interest rates, LIBOR has increased above the LIBOR floor set for many senior secured loans and, as such, as of the date of this prospectus, LIBOR is near or above the weighted average floor of the senior secured loans held by the CLOs in which we own and those we expect to target for investment.
LIBOR Risk. The CLOs in which we invest typically obtain financing at a floating rate based on LIBOR. Regulators and law-enforcement agencies from a number of governments, including entities in the United States, Japan, Canada and the United Kingdom, have conducted or are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association, or the “BBA,” in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. There can be no assurance that manipulations of LIBOR or other similar interbank offered rates will not be shown to have occurred. Any of such actions or other effects from the ongoing investigations could adversely affect the liquidity and value of our investments. Further, additional admissions or findings of manipulation may decrease the confidence of the market in LIBOR and lead market participants to look for alternative, non-LIBOR based types of financing, such as fixed rate loans or bonds or floating rate loans based on non-LIBOR indices. An increase in alternative types of financing at the expense of LIBOR-based CLOs may impair the liquidity of our investments.

Additionally, it may make it more difficult for CLO issuers to satisfy certain conditions set forth in a CLO’s offering documents.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it will not compel panel banks to contribute to LIBOR after 2021. It is unclear if at that time LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. Central banks and regulators in a number of major jurisdictions (for example, United States, United Kingdom, European Union, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for interbank offered rates (“IBORs”). The E.U. Benchmarks Regulation imposed conditions under which only compliant benchmarks may be used in new contracts after 2021. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. In addition, on March 25, 2020, the U.K. Financial Conduct Authority reaffirmed the central assumption that firms cannot rely on LIBOR being published after the end of 2021. However, the outbreak of COVID-19 may adversely impact the timing of many firms’ transition planning, and we continue to assess the potential impact of the COVID-19 pandemic on our transition plans. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates, whether the COVID-19 outbreak will have further effect on LIBOR transition timelines or plans, or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere. Furthermore, on November 30, 2020, Intercontinental Exchange, Inc. (ICE) announced that the ICE Benchmark Administration Limited (IBA), a wholly-owned subsidiary of ICE and the administrator of LIBOR, will consider extending the LIBOR transition deadline to June 30, 2023. The announcement was supported by the FCA and the U.S. Federal Reserve. Despite the announcement, regulators continue to emphasize the importance of LIBOR transition planning.

Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager, to implement a market replacement rate (like those proposed by the ARRC of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able. Because we believe that CLO managers and other CLO market participants have been preparing for an eventual transition away from LIBOR, we do not anticipate such a transition to have a material impact on the liquidity or value of any of our LIBOR-referenced CLO investments. However, because the future of LIBOR at this time is uncertain and the specific effects of a transition away from LIBOR cannot be determined with certainty as of the date of this Prospectus, a transition away from LIBOR could:

•adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked CLO investments;
•require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of existing documentation to modify the terms of outstanding investments;
•result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;
•result in disputes, litigation or other actions with CLO investment managers, regarding the interpretation and enforceability of provisions in our LIBOR-based CLO investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;
•require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and
•cause us to incur additional costs in relation to any of the above factors.

In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on our net investment income and portfolio returns.

LIBOR Mismatch. Many underlying corporate borrowers can elect to pay interest based on 1-month LIBOR, 3-month LIBOR and/or other rates in respect of the loans held by CLOs in which we are invested, in each case plus an applicable spread, whereas CLOs generally pay interest to holders of the CLO’s debt tranches based on 3-month LIBOR plus a spread. The 3-month LIBOR currently exceeds the 1-month LIBOR by a historically high amount, which may result in many underlying corporate borrowers electing to pay interest based on 1-month LIBOR. This mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches negatively impacts the cash flows on a CLO’s equity tranche, which may in turn adversely affect our cash flows and results of operations. Unless spreads are adjusted to account for such increases, these negative impacts may worsen as the amount by which the 3-month LIBOR exceeds the 1-month LIBOR increases.

Low Interest Rate Environment.  As of the date of this prospectus, interest rates in the United States are at historic lows due to the U.S. Federal Reserve’s recent lowering of certain interest rates as part of its efforts to ease the economic effects of the COVID-19 pandemic. With the historically low interest rates, there is a risk that interest rates will rise once the COVID-19 pandemic abates.

The senior secured loans underlying the CLOs in which we invest typically have floating interest rates. A rising interest rate environment may increase loan defaults, resulting in losses for the CLOs in which we invest. In addition, increasing interest rates may lead to higher prepayment rates, as corporate borrowers look to avoid escalating interest payments or refinance floating rate loans. See “Risk Factors—Risks Related to our Investments—Our investments are subject to prepayment risk” in the Base Prospectus. Further, a general rise in interest rates will increase the financing costs of the CLOs. However, since many of the senior secured loans within CLOs have LIBOR floors, if LIBOR is below the average LIBOR floor, there may not be corresponding increases in investment income resulting in smaller distributions to equity investors in these CLOs.
Given the structure of the incentive fee payable to the Adviser, a general increase in interest rates will likely have the effect of making it easier for the Advisor to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of the Advisor.
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